SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	July	2013

Commission File Number	001-15016
Nordion Inc.
(Translation of registrant’s name into English)
447 March Road, Ottawa, Ontario, Canada K2K 1X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated July 15, 2013

Document 1

For Immediate Release

Nordion Completes Divestiture of Targeted Therapies Business to BTG plc

Ottawa, Canada, July 15, 2013 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today announced that it has completed the divestiture of its Targeted Therapies business to BTG plc (LSE: BTG), an international specialist healthcare company based in London, United Kingdom for a cash purchase price of US$200 million. Nordion intends to provide an update in respect to its use of net transaction proceeds within the next 60 days.

About Nordion
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 450 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

Forward-Looking Statements
This news release contains "forward-looking statements" relating to an intended update regarding the use of the net transaction proceeds that are not historical facts. Such statements are subject to known and unknown important risks, uncertainties, assumptions and other factors that may cause actual results or events to differ materially from the forward-looking statements in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the intended update regarding the use of the net transaction proceeds.

For additional information with respect to certain of these and other beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2012 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.  These documents are also available on Nordion’s website at www.nordion.com.

CONTACTS:

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Shelley Maclean
(613) 592-3400 x. 2414
shelley.maclean@nordion.com

SOURCE: Nordion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nordion Inc.
(Registrant)

Date:	July 15, 2013	By:	/s/ Grant Gardiner
			Name:	Grant Gardiner
			Title:	Senior Vice President, General Counsel and Corporate Secretary